Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

January 12, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ryan Rohn
Stephen Krikorian
Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc. (CIK No. 0001921158)
Registration Statement on Form F-4
Filed December 20, 2023
File No. 333-276181

Dear Mr. Rohn, Mr. Krikorian, Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letter dated January 5, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form F-4 filed on December 20, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing amendment No.1 to the Registration Statement (the “Amendment No.1”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Form F-4

U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders, page 202

1. We note that it is intended that the Domestication qualify as a Reorganization for U.S. federal income tax purposes and that you filed a tax opinion as exhibit 8.1. Given your representation that there is an absence of direct guidance on the application of Section 367(a) and 368 of the Code with regards to indirect stock transfers in cross-border reorganizations, the tax opinion should address the degree of uncertainty, state the key factors used in the analysis, and discuss the risks to investors of the uncertain tax treatment. Please revise as appropriate.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 207 of the Registration Statement and has reissued the tax opinion as Exhibit 8.1.

Consolidated Statements of Cash Flows, page F-44

2. Please clarify why interest paid and payment of deferred transaction costs related to pending business combination are presented as financing activities instead of operating activities. We refer you to ASC 230-10-20: “Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income”. Please revise or advise.

RESPONSE: The Company acknowledges the Staff’s comment. BitFuFu acknowledges that the interest paid should be classified as operating activities and has revised the disclosure in BitFuFu’s consolidated statements of cash flows on pages 35, 161, 162, F-44, F-45 and F-77 of Amendment No.1.

With regards to the payment for deferred transaction costs related to the pending business combination, BitFuFu considers that the merger with Arisz is in substance a capital transaction, i.e., a recapitalization, rather than a business combination, because Arisz does not meet the definition of a “business.” As a result, the direct and incremental transaction cost should be treated as a deduction from the cash proceeds of the transaction and not an operating expense. Therefore, BitFuFu considers such payment for transaction costs should be classified as a financing activity rather than an operating activity. BitFuFu has revised the item in the consolidated statements of cash flows from “Payment of deferred transaction costs related to pending business combination” to “Payment of deferred offering costs” on pages 162, F-45 and F-77 of Amendment No.1.

Notes to the Consolidated Financial Statements

Note 6 - Equity Securities, page F-61

3. Please clarify whether the investment in shares of Arisz common stock, including the amounts classified as prepayments, should be eliminated in the pro forma combining balance sheet (your page 176).

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure in footnote 9 on page 176 to reflect the reclassification of Arisz shares purchased by Bitfufu as treasury stock.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

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